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                       Filed by o2wireless Solutions, Inc.

                  Pursuant to Rule 425 under the Securities Act
           of 1933 and deemed filed pursuant to Rule 14a-12 under the
                         Securities Exchange Act of 1934

                   Subject Company: o2wireless Solutions, Inc.
                           Commission File No. 0-31295

                             Date: February 27, 2002

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including future financial and operating results, benefits and synergies of the proposed merger, tax and accounting treatment of the proposed merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the proposed merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in o2wireless' reports filed with the SEC. o2wireless disclaims any responsibility to update these forward-looking statements.

         Baran Group, Ltd. has not yet filed a Registration Statement on Form F-4 relating to the proposed merger. When Baran Group does file that document with the SEC, it will contain the prospectus of Baran Group relating to the shares to be issued in the proposed merger, and the proxy statement of o2wireless relating to the special meeting of shareholders of o2wireless at which the merger agreement will be considered and voted upon by its shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form F-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Baran Group free of charge by requesting them in writing from Baran Group, Ltd., Baran House, 8 Omarim st. Industrial Park, Omer, Israel 84965, Attention: Corporate Secretary, or by telephone at 972-8-6200200. You may obtain documents filed with the SEC by o2wireless free of charge by requesting them in writing from o2wireless Solutions, Inc., 440 Interstate North Parkway, Atlanta, Georgia 30339, Attention: Corporate Secretary, or by telephone at (770) 763-5620.

         o2wireless, Baran Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of o2wireless in connection with the proposed merger. Information about such directors and executive officers, including their direct or indirect interests in the proposed transaction arising from their ownership of o2wireless stock, vesting of options, potential compensation arrangements and other matters will be set forth in the proxy statement/prospectus to be filed with the SEC and mailed to o2wireless shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

         Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

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                              FOR IMMEDIATE RELEASE

                      O2WIRELESS SOLUTIONS ANNOUNCES INTENT

                            TO MERGE WITH BARAN GROUP

ATLANTA, GA --February 26, 2002 -- o2wireless Solutions, Inc. (Nasdaq NM: OTWO) today announced that it has entered into a nonbinding letter of intent with Baran Group, Ltd., a diversified engineering services and construction firm based in Tel Aviv, Israel. Separately, o2wireless reported fourth quarter and full year 2001 results.

Pursuant to the transaction envisioned under the letter of intent, Baran will acquire 100% of the issued and outstanding capital stock of o2wireless Solutions in exchange for approximately 1.858 million Baran ordinary shares, representing 19% of the outstanding Baran ordinary shares, and $7.6 million in cash. This will result in each o2wireless Solutions shareholder receiving approximately ..060934 Baran shares and $.25 for each o2wireless Solutions share they hold. Baran's most recent U.S. dollar equivalent closing price on the Tel Aviv Stock Exchange was $17.69 per share. The closing of the acquisition is subject to the execution of a definitive merger agreement, the approval of the o2wireless shareholders and certain other customary conditions. The parties intend to enter into a definitive merger agreement as soon as practicable. Following the transaction, Baran intends to list its shares on the NASDAQ National Market.

If, while the letter of intent is in effect, o2wireless Solutions breaches certain exclusivity obligations or accepts another acquisition proposal, Baran will be entitled to receive a termination fee of $2 million. In addition, o2wireless' acceptance of an alternative acquisition proposal will result in Baran obtaining an option to purchase up to 5,559,609 shares of o2wireless common stock at an exercise price of $0.90 per share.

Baran Group, Ltd., with over 1,300 employees globally, is a world-class provider of engineering, construction, management, consulting, technologies and operating services primarily to companies in the telecommunications and industrial sectors. Baran reported revenues of $209 million for the year 2000 and plans to report higher revenues for 2001. Founded in Beer-Sheba, Israel in 1979, Baran has grown to become the market leader in engineering and telecommunications services in Israel. Baran's leadership in telecommunications and engineering services has been widely recognized. Forbes has chosen Baran as one of the 300 Best Small Companies in 1999 and 2000. Baran has expanded internationally as well, with offices and operations in Germany, Belgium, Asia and Turkey. Ordinary shares of Baran are traded on the Tel Aviv Stock Exchange under the ticker symbol BRAN.

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Referring to the acquisition of o2wireless Solutions, Meir Dor, Chairman of the
Board of Baran Group, stated, "We are delighted to join with o2wireless Solutions. This transaction gives us the opportunity to continue our international expansion program and create a truly global player in telecommunications and engineering infrastructure services with operations in North America, Europe, Asia and the Middle East."

Murray Swanson, President and CEO of o2Wireless Solutions commented, "We are very pleased to be joining a world-leader in providing telecommunications infrastructure services. By joining Baran we will be adding the technology, human resources and capital we need to continue upgrading and expanding our full suite of turn-key services throughout the United States. We look forward to combining our strength with Baran's to become the strongest provider of telecommunications infrastructure services in the United States."

o2wireless Solutions(SM) provides a full range of integrated network infrastructure solutions to the wireless telecom industry, including design, deployment, maintenance and technical consulting services. Headquartered in Atlanta, Georgia, the Company currently employs approximately 570 people. o2wireless is customer driven and believes that functional excellence, teamwork and superb execution are essential to delivering high value services that delight each customer.

Certain statements contained in this press release may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the financial results and plans for future business development activities, and thus, are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, general economic conditions, competition in the wireless services industry, demand for outsourced wireless network services, the Company's ability to manage its operations and growth effectively, the Company's ability to implement its acquisition strategy, fluctuations in quarterly operating results and other uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

Contact:
Murray L. Swanson
o2wireless Solutions, Inc.
(770) 763-5620.